Exhibit 18.1

January 23, 2012

The Board of Directors
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

Dear Directors:

Note 2 of the Notes to Consolidated Financial Statements of IHS Inc. included in its Annual Report on Form 10-K for the year ended November 30, 2011 describes voluntary changes in the methods of accounting for actuarial gains and losses and the calculation of the market-related value of plan assets related to its pension and other postretirement benefit plans.  The change in method of recognizing actuarial gains and losses is from a minimum amortization method to an accelerated method. The change in method of computing the market-related value of plan assets is from a calculated value that reflects changes in the fair value of plan assets over five years to fair value. There are no authoritative criteria for determining a ‘preferable’ method of recognizing actuarial gains and losses or determining the market-related value of plan assets based on the particular circumstances; however, we conclude that such changes in methods of accounting are to acceptable alternative methods which, based on your business judgment to make these changes and for the stated reasons, are preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP